SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

American Reprographics Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

029263100
(CUSIP Number of Class of Securities Underlying Common Stock)

K. Suriyakumar
President and Chief Executive Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Glenn J. Luinenburg, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,213,574	$67.72

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,177,425 shares of common stock of American Reprographics Company having an aggregate value of $1,213,574 as of April 17, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)

     This Tender Offer Statement on Schedule TO relates to an offer by American Reprographics Company, a Delaware corporation (“ARC” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,177,425 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to April 22, 2009; (ii) were granted under the American Reprographics Company 2005 Stock Plan; and (iii) are held by eligible option holders (the “Eligible Options”).
     These Eligible Options may be exchanged for new nonstatutory options that will be granted under the Company’s 2005 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated April 22, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Election Form, attached hereto as Exhibit (a)(1)(D), (iii) the Instructions Forming Part of the Terms and Conditions of the Offer, attached hereto as Exhibit (a)(1)(I), and (iv) the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible option holder” refers to all employees, including executive officers, who are not members of the Company’s Board of Directors hired on or before 5:00 p.m., Pacific Time, on April 22, 2009 and who remain employees through the date on which the New Options are granted.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Q&A” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     ARC is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1981 N. Broadway, Suite 385, Walnut Creek, CA 94596, and the telephone number at that address is (925) 949-5100. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning American Reprographics Company” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the outstanding and unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Q&A,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of New Options,” and “Source and amount of consideration; terms of New Options” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Q&A” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of New Options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material non-U.S. income tax consequences and certain other non-U.S. considerations,” “Extension of offer; termination; amendment” and Schedule E attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plan and related option agreement attached hereto as Exhibit (d) contain information regarding the subject securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Q&A” and “The Offer—Purpose of the offer” is incorporated herein by reference.

     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of New Options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of New Options” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B, Schedule C and Schedule D to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial statements” and “The Offer—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 22, 2009.

(a)(1)(B)	E-mail to all Eligible Employees from Kumarakulasingam “Suri” Suriyakumar dated April 22, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder E-mail.

(a)(1)(H)	Offer Period Expiration Notice.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	American Reprographics Company Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(d)(2)	American Reprographics Company 2005 Stock Plan, incorporated herein by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 13, 2005.

(d)(3)	Forms of Stock Option Agreements under the 2005 Stock Plan, incorporated herein by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN REPROGRAPHICS COMPANY
/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar
Chief Executive Officer and President

Date: April 22, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 22, 2009.

(a)(1)(B)	E-mail to all Eligible Employees from Kumarakulasingam “Suri” Suriyakumar dated April 22, 2009.

(a)(1)(C)	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Reminder E-mail.

(a)(1)(H)	Offer Period Expiration Notice.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	American Reprographics Company Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(d)(2)	American Reprographics Company 2005 Stock Plan, incorporated herein by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 13, 2005.

(d)(3)	Forms of Stock Option Agreements under the 2005 Stock Plan, incorporated herein by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(g)	Not applicable.

(h)	Not applicable.